Granite City Food & Brewery Ltd.

5402 Parkdale Drive, Suite 101

Minneapolis, MN 55416

March 17, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Attention:              John Dana Brown and Sonia Bednarowski

Re:          Granite City Food & Brewery Ltd.
Preliminary Proxy Statement on Schedule 14A

Filed February 10, 2011
File No. 000-29643

Ladies and Gentlemen:

We are responding to the letter from John Dana Brown dated March 9, 2011.  Our responses follow the comments included in such letter, which are presented in boldface type.  From a disclosure perspective, we have addressed these comments in Amendment No. 1 to the preliminary proxy statement on Schedule 14A being filed with this correspondence (the “Revised Preliminary”).

General

1.     Please mark your form of proxy “Preliminary Copy,” as required by Rule 14a-6(e)(1).

We have added such designation to the Revised Preliminary.

Proxy Statement for Special Meeting of Shareholders, page 1

2.     Please revise this section to include a question and answer that briefly describes Mr. Dunham’s and Mr. Hey’s conflicts of interests with you regarding the share repurchase transaction described in Proposal No. 2.

We have added such disclosure to the Revised Preliminary.

Why do the independent directors recommend voting in favor of the transactions, page 2

3.     We note your disclosure on page 3 that, if the transactions are not approved by your stockholders, you will “continue to be responsible for the transaction costs,

including your legal fees and the fees paid in connection with the fairness opinion obtained in connection with the transactions, as well as the consulting fees paid to CDP Management.” Please revise to provide an estimate of these costs here.

We have included an estimate of those costs in the Revised Preliminary.

4.     Please revise to include balancing disclosure that briefly discusses the impact each of these transactions will have on the relative rights of current shareholders and on dilution.  Additionally please balance the last sentence on page 59 to explain any dilution that may occur as a result of implementation of proposal 3.

We have added additional disclosure regarding the impact of the transactions on other shareholders to the Revised Preliminary.  We have also revised the disclosure regarding Proposal No. 3 to address dilution.

Who is paving for this proxy solicitation, page 6

5.     We note your disclosure on page 6 that you are paying Georgeson a fee of $7,500 plus additional charges for completed calls and TeleVotes.  Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.  Additionally please revise to explain how the TeleVote process works.

Georgeson has advised us that it will not be using written soliciting material, other than the definitive proxy statement, in soliciting proxies.  Should the company determine to use such written soliciting materials, it will file them with the SEC.  Georgeson further advised us that TeleVote, so named by Georgeson, is simply a system that enables shareholders to give their votes over the telephone.

Introduction to Proposal No. 1 and Proposal No. 2, page 9

Background, page 11

6.     Please revise to clarify what you mean by “rent deferrals on reductions” in the second bullet point on page 12.  In addition, please disclose the amount in rent reductions you received in connection with your debt conversion agreement with DHW and describe the rent deferrals you received from DCM landlords here.

We have clarified such disclosure and added the requested disclosure to the Revised Preliminary.

7.     We note your disclosure in the third bullet point on page 12 that amendments were made to a previously negotiated master agreement.  Please briefly describe the material amendments here.

We have included such a description in the Revised Preliminary.

8.     We note your disclosure in the fifth bullet point on page 14 that the “proposed purchase price and conversion ratio of the preferred was within the range of discounts for similar PIPE transactions.” Please revise to explain the basis for this determination.

We have explained the basis for this determination in the Revised Preliminary.

9.     Please remove the qualitative phrase “good reputations” from the first bullet point on page 15.

We have removed such phrase from the Revised Preliminary.

10.   Please revise the fourth bullet point on page 16 to provide an estimate of the accrued real estate taxes.

We have revised such disclosure throughout the Revised Preliminary to instead refer to a purchase price of approximately $2.6 million, representing the purchase price of $2.5 million and approximately $51,000 in real estate taxes for 2009 and approximately $51,000 in real estate taxes for 2010.

Opinion of Financial Advisor to Granite City, page 17

11.   We note your disclosure in the last paragraph on page 17 that one of the factors Madison Williams took into account on December 22, 2010 was “the reduction of fixed rents on certain properties owned by DCM that are leased to [you] for an aggregate rent reduction of $3.0 million per annum.” However, it appears that this term was not in your letter of intent dated December 23, 2011 included as Exhibit 99.2 in your Form 8-K filed on December 28, 2010.  In addition, we note your disclosure on page 16 that DCM would reduce rents on properties leased to you by $300,000 per annum.  Please revise or advise.

We have corrected such typographical error in the Revised Preliminary.  Both sentences now reference $300,000 per annum.

12.   Please provide a brief description of the amendments you reference in (g) in the last paragraph on page 17.

We have included such description in the Revised Preliminary.

Analysis of Precedent Transactions, page 21

13.   Please revise the list of precedent transactions to disclose the date of each transaction.

We have added dates to the precedent transactions in the Revised Preliminary.

Voting Agreement, page 25

14.   Please revise to disclose the directors and executive officers that have signed the voting agreements disclosed on page 25.  In addition, please attach your voting agreements as an appendix to your proxy.

We have identified the directors and executive officers who have signed voting agreements in the Revised Preliminary.  We also have attached the voting agreement and irrevocable proxy as Appendix E to the Revised Preliminary. In addition, we have included a description in the Revised Preliminary of the shareholder and voting agreement CDP and DHW intend to enter effective as of the closing of the transactions. We intend to attach a form of such agreement, when it becomes available, as Appendix G to the definitive proxy statement.

Regulatory Approvals, page 25

15.   We note your disclosure that you are in the process of obtaining approvals from federal and state agencies regulating your sale of alcoholic beverages and brewing of beer.  Please disclose when you expect to obtain these approvals and permits.

We have added the requested disclosure to the Revised Preliminary.

Management and Operation of Granite City after the Transactions, page 26

16.   We note your disclosure that you have agreed to enter into executive employment agreements with Mr. Doran and Mr. Oakey.  Please disclose the anticipated material terms of these agreements if known.

We have added the requested disclosure to the Revised Preliminary.

Changes in Board Composition, page 27

17.   Please tell us what consideration you have given to the applicability of Exchange Act Rule 14f-1 to the transactions and how you are providing or will provide each disclosure item required by the Rule.

We concur that Exchange Act Rule 14f-1 applies and we have provided the disclosures required by such rule in the Revised Preliminary. Specifically, the disclosures required by Item 6 are located in the introductory pages and “Security Ownership of Beneficial Owners and Management;” the disclosures required by Item 7 which pertain to the incoming directors are located in “Management and Operation of Granite City after the Transaction” and Item 7 disclosures regarding our existing directors are located in Appendix E: Form 10-K; and the disclosures required by Item 8 are located in “Non-Employee Director Compensation” and “Executive Compensation.”

18.   Please disclose the members of your board that will resign in connection with the proposed transactions.

We have added such disclosure to the Revised Preliminary.

Proposal No. 1, page 30

Series A Preferred Stock, page 39

Other Preferred Stock, page 41

19.   We note your disclosure on page 39 that your amended articles of incorporation authorize your board of directors to issue up to 10,000,000 shares of your preferred stock and that your board of directors intends to designate 3,000,000 shares of Series A Convertible Preferred Stock, which suggests 7,000,000 shares remaining.  Please reconcile your disclosure on page 41 that refers to the remaining “6,000,000 shares” authorized as preferred stock or advise.

We have corrected such typographical error in the Revised Preliminary.

Proposal No. 2, page 42

Purchase of Troy, Michigan Property, page 47

20.   Please advise or reconcile your disclosure on page 47 that you will pay the sum of $2.5 million plus real estate taxes payable in 2009 with Section D of the Recitals on page C-1 that states that you will pay all of the taxes due and owing on such property for the years 2009 and 2010 and with Section 5.11 on page A-20 of the repurchase agreement that states that penalties, late fees or assessments incurred by the company as a result of not paying the real estate taxes payable in 2009 and 2010 when due shall be deducted from the purchase price of the Troy Property.  Additionally please revise at the fourth bullet on page 16 and under “Use of Proceeds” on page 42 to clarify these matters with respect to the purchase price of the Troy property.

We believe the disclosures you noted are consistent, but give different levels of information. The purchase price for the property under the real property purchase agreement is $2.5 million plus approximately $51,000 in real estate taxes for 2009. Our company will also be responsible for paying the real estate taxes due for 2010, estimated at $51,000, after the closing of the transaction. In addition, as you noted in Section 5.11 of the stock purchase agreement, we agreed with DHW that if we were assessed penalties, late fees or assessments for 2009 or 2010, we could deduct those costs from the purchase price.

In order to clarify the cost of this transaction for our shareholders, as noted in our Response 10, we have consistently revised such disclosure throughout the Revised Preliminary, including the pages you note, to instead refer to a purchase price of approximately $2.6 million, which represents the $2.5 million purchase price plus approximately $51,000 in real estate taxes for each of 2009 and 2010.

Rent and Cash Flow Reductions, page 50

21.   Please revise to briefly describe the vesting of the 166,666 warrants issued to Dunham Entities as part of the debt conversion transaction.

We have added such description to the Revised Preliminary.

Non-Employee Director Compensation, page 53

22.   Please disclose the vesting dates for each of the options disclosed in the second column of your Outstanding Equity Awards table on page 54.

We have disclosed such vesting dates in the Revised Preliminary.

Components of Executive Officer Compensation, page 55

23.   We note your disclosure on page 58 regarding the acceleration of equity awards upon termination or change in control assuming a change of control date of December 28, 2010.  Please tell us whether these awards are included in the Outstanding Equity Awards at Fiscal Year-End table on page 57.

Yes, those awards are included in the Outstanding Equity Awards at Fiscal Year-End table.  We have added related disclosure in the form of a footnote to the Potential Payments upon Termination or Change in Control table.

Proposal No. 3, page 59

24.   Please revise this section to describe the interest each of your executive officers may have in Proposal No. 3. Refer to Item 5(a)(1) of Schedule 14A.

We have included a new subsection regarding such interests within Proposal No. 3 of the Revised Preliminary.

Reasons for the Option Exchange Program, page 59

25.   We note your disclosure on page 59 that you considered “other alternatives.” Please revise to briefly discuss the other alternatives that your board considered.  In this regard, we note your discussion of granting additional equity awards.

We have included such disclosure in the Revised Preliminary.

Eligible Options, page 60

26.   Please revise to disclose the weighted average exercise price and weighted average remaining term for the options held by your executive officers and the weighted average exercise price and remaining term for the options held by your non-executive officers.  In addition, please disclose the information required by Item 10 of Schedule 14A.  For example, please disclose the number of options each of your named executive officers will be able to exchange in the proposed transaction.

We have added such disclosure to the Revised Preliminary.  With the inclusion of such information and the addition made pursuant to Comment 24, we believe we have addressed all of the disclosure requirements of Item 10 of Schedule 14A applicable to the option exchange program.  We have not included Item 10 information relative to the amended and restated equity incentive plan (the “EIP”) because we believe the terms and conditions of the EIP are not germane to the proposal at hand.  Please also see Response 27.

27.   Please attach a copy of your amended and restated equity incentive plan as an appendix to your proxy statement pursuant to Instruction 3 of Item 10 or explain why this is not necessary.

Although the EIP requires us to obtain shareholder approval before implementing the option exchange program, such implementation does not result in any modifications to the EIP itself.  Put differently, although the EIP is the plan from which the eligible options sourced, the terms and conditions of the EIP have no bearing on the option exchange program.  Hence, we have not included such plan as an appendix to the Revised Preliminary.

Where You Can Find More Information, page 67

28.   It appears from page 67 that you do not intend to deliver copies of the information incorporated by reference with the proxy materials.  Please explain to us your basis for not doing so in light of the requirements of Schedule 14A.

We have revised such disclosure in the Revised Preliminary to note that we plan to deliver our Annual Report on Form 10-K to shareholders along with the definitive proxy material.

29.   In this regard, we also note the statement on page 67 that you are incorporating by reference “any additional documents that we may filed with the SEC....” Please explain to us your basis for doing so in light of the requirements of Schedule 14A.

We have removed the reference to forward-looking incorporation by reference from the Revised Preliminary.

Appendix A

30.   Please revise to include the all of exhibits to Appendix A.

We have included all of the exhibits to Appendix A in the Revised Preliminary.

We acknowledge that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (952) 215-0676.

Very truly yours,

Granite City Food & Brewery Ltd.

/s/ James G. Gilbertson
James G. Gilbertson
Chief Financial Officer